 Exhibit 99.1

Date: March 9, 2017	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com
To: All Canadian Securities Regulatory Authorities New York Stock Exchange
Subject: BELLATRIX EXPLORATION LTD.

Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	April 03, 2017
Record Date for Voting (if applicable) :	April 03, 2017
Beneficial Ownership Determination Date :	April 03, 2017
Meeting Date :	May 17, 2017
Meeting Location (if available) :	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	078314101	CA0783141017

Sincerely, Computershare Agent for BELLATRIX EXPLORATION LTD.